Exhibit 99.1
COMPAGNIE GENERALE DE GEOPHYSIQUE
(ISIN : 0000120164 — NYSE : GGY)
Paris and Houston — September 5, 2006
CGG AND VERITAS DGC INC.
ENTER INTO A DEFINITIVE MERGER AGREEMENT:
CREATING A LEADING GLOBAL GEOPHYSICAL
SERVICES AND EQUIPMENT COMPANY
Compagnie Générale de Géophysique (“CGG”, ISIN: 0000120164 — NYSE: GGY) and Veritas DGC Inc. (“Veritas”, NYSE: VTS) announced today that they have entered into a definitive merger agreement whereby CGG will acquire Veritas in a part cash, part stock transaction.
Based on CGG’s American Depositary Shares (“ADSs”) and Veritas’ shares closing prices on the NYSE on August 29, 2006 of US$33.33 and US$56.16 respectively:
•	CGG will offer Veritas stockholders, subject to proration, the choice of receiving 2.2501 CGG ADSs with respect to 51% of Veritas’ shares or US$75.00 in cash with respect to 49% of Veritas’ shares;

•	The aggregate value of the transaction is approximately US$3.1 billion, an implied premium of 34.7% over Veritas’ 30-day average closing price of US$55.69 for the period ending on August 29, 2006;

•	Shareholders of the combined group will benefit from holding a world class seismic stock;

•	The transaction features strong business, geographic and client fit, with expected pre-tax run rate synergies estimated by CGG at approximately US$65 million per annum;

•	The transaction is expected by CGG to be accretive to earnings per share in 2008 and approximately neutral in 2007 to cash earnings[1] per share;

•	Boards of Directors of both companies have unanimously approved the transaction; and

•	Following shareholder and regulatory approvals, the combined group will operate under the name “CGG-Veritas”.
The combination of CGG and Veritas will create a strong global pure play seismic company, offering a broad range of seismic services, and geophysical equipment, through Sercel, to the industry across all markets. The combined seismic services will operate the world’s leading seismic fleet with 20 vessels, including 14 high capacity 3D vessels, and land crews operating with equivalent capacity in both the Western and Eastern hemispheres. The multi-client services will benefit from two complementary, recent vintage, well positioned seismic data libraries. In data processing and imaging, CGG’s and Veritas’ respective positions will combine to create the industry reference.
With a combined workforce of approximately 7,000 staff operating worldwide, including Sercel, the future group will provide, through continued innovation, the industry benchmark for seismic technology and services to a broad base of customers including independent, international and national oil companies.

[1] Earnings before implementation cost of synergies, transaction costs and impact of purchase accounting

The Board of Directors of Veritas has unanimously approved the agreement and will recommend that Veritas stockholders adopt the transaction. Similarly, the Board of Directors of CGG has also unanimously approved the agreement and will recommend that CGG’s shareholders approve the issuance of new CGG stock to the Veritas shareholders. The transaction is expected to be completed around year end 2006, subject to receipt of shareholder and regulatory approvals, as well as the satisfaction of other customary closing conditions.
CGG’s Chairman and CEO, Robert Brunck commented: “We are very enthusiastic about the business potential of CGG and Veritas being combined. CGG-Veritas will be a leading global seismic company and the only pure play listed investment opportunity of this scale in the seismic sector. Because of our many complementarities, with all its multidisciplinary and talented personnel, and the strongest asset base in the sector, the future group will constitute an excellent platform to maximize the value of our respective businesses and technologies. In the context of the seismic sector benefiting from solid fundamentals, as illustrated by our excellent first half financial performance, and with the current growth cycle expected to remain strong and lasting, this transaction will create value to the shareholders of both CGG and Veritas.”
Veritas’ Chairman and CEO, Thierry Pilenko commented: “This transaction presents our combined companies with a tremendous opportunity. Together, the talent of our people, the strength of our technology and technique, our leading edge acquisition capabilities, state-of-the-art proprietary imaging technology and high quality data library assets will enable CGG-Veritas to better serve our customers and deliver superior returns to our investors. Our operations and strategy are very well aligned and I am very excited about the combination of our companies. I look forward to working with Robert Brunck to facilitate the integration of these two outstanding companies”.
Under the terms of the merger agreement:
•	The total consideration for the shares of Veritas is fixed at approximately US$1.5 billion in cash and approximately 47 million CGG ADSs, not including cash paid in respect of employee stock options in the transaction. Veritas shareholders will have the right to elect cash or CGG ADSs, subject to proration if either cash or stock is oversubscribed. The cash consideration will be financed through debt financing fully committed by Credit Suisse.

•	While the per-share consideration is initially set in the merger agreement at $75.00 in cash or 2.2501 CGG ADSs, the per-share consideration is subject to adjustment upwards or downwards so that each Veritas share receives consideration representing equal value. This adjustment will, however, not increase or decrease the total amount of cash or the total number of ADSs to be issued in the transaction.

•	The current value of the transaction to Veritas shareholders, based on August 29, 2006 closing price of the CGG’s ADSs on the NYSE (US$33.33), is approximately US$3.1 billion. This represents a 33.5% premium over Veritas’ closing stock price on the NYSE of US$56.16 on August 29, 2006 and a 34.7% premium over Veritas’ 30-trading day average closing price of US$55.69 for the period ending on the NYSE on August 29, 2006.

•	The resulting shareholding of CGG-Veritas should be held approximately 65% by CGG’s shareholders and 35% by Veritas’ shareholders.

•	Based on the two companies’ strong businesses, geographic and client fit, expected pre-tax run rate synergies are estimated by CGG at approximately US$65 million per annum. Based on CGG’s estimates, the transaction is expected to be accretive to earnings per share in CY2008 and approximately neutral to cash earnings per share in CY2007. In terms of gearing, CGG is confident the combined group’s anticipated cash flows characteristics will provide significant debt amortization capacity which should allow it to maintain its current credit profile.
The new Board of Directors is expected to reflect the combined shareholder base with Robert Brunck as Chairman and CEO. Thierry Pilenko, currently Chairman and CEO of Veritas, will be proposed for appointment as one of the combined company’s new Board Directors.
After the merger, Geophysical Services will be headed by CGG’s Christophe Pettenati-Auzière, President Geophysical Services, reporting to him will be Timothy L. Wells, President Western Hemisphere and Luc Benoit-Cattin, President Eastern Hemisphere. Mr. Pettenati-Auzière is currently President, Geophysical Services of CGG, Mr. Benoit-Cattin is currently Executive Vice President, Offshore of CGG and Mr. Wells is currently President and COO of Veritas.

The conduct of Sercel’s business will be unchanged in the context of this transaction.
Credit Suisse and Rothschild are acting as financial advisors to CGG. Skadden, Arps, Slate, Meagher & Flom LLP, Willkie Farr & Gallagher LLP, Linklaters and Goodmans LLP are acting as legal advisors to CGG. Goldman Sachs is acting as financial advisor to Veritas. Vinson & Elkins LLP and Paul, Hastings, Janofsky & Walker (Europe) LLP are acting as legal advisors to Veritas.
About Veritas:
Veritas DGC, Inc. (www.veritasdgc.com), headquartered in Houston, Texas, is a leading provider of integrated geophysical information and services to the petroleum industry worldwide.
Veritas is listed on New York Stock Exchange under the ticker code VTS.
About CGG:
CGG (www.cgg.com) is a global participant in the oilfield services industry, providing a wide range of seismic data acquisition, processing and reservoir services to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment through its subsidiary Sercel.
CGG is listed on the Eurolist of Euronext Paris SA (ISIN: 0000120164 – NYSE: GGY) and the New York Stock Exchange (under the form of American Depositary Shares, NYSE: GGY).
Today, CGG also published a separate press release relating to its Q2 2006 financial results which is also available on the company’s website (www.cgg.com).

Contact Investors:
CGG	Veritas
Christophe Barnini	Mindy Ingle
+ 33 1 64 47 38 11 / 38 10	+1 (832) 351-8821
Email: invrel@cgg.com
Internet: www.cgg.com	Internet: www.veritasdgc.com

Contact Press:
CGG
In New York:
Nina Devlin
Brunswick Group
+1 (212) 333 3810
Today, September 5th 2006,
Robert Brunck, CGG’s Chairman and CEO, will comment on this transaction and the Q2/H1 CGG financial results during a public presentation at 11:30 am (Paris time) — at Palais Brongniart — Place de la Bourse (entry in front of N°40 rue Notre Dame des Victoires) PARIS 2nd.
A conference call in French is scheduled at 3:00 pm (Paris time) — 8:00 am (US CT) — 9:00 am (US ET). Robert Brunck, CGG’s Chairman and CEO, will comment on the transaction and the Q2/H1 CGG financial results.
To take part in the conference, simply dial five to ten minutes prior to the scheduled start time and download from the www.cgg.com website the presentation which will be used during the call
- French Call-in (33) 1 70 99 32 12
- International:   (44) 20 7162 0125

An English language conference call is scheduled at 4:30 pm (Paris time) – 9:30 am (US CT) – 10:30 am (US ET). Robert Brunck, CGG’s Chairman and CEO, will comment on the Q2/H1 CGG results and will be joined by Thierry Pilenko, Veritas’ Chairman and CEO, to comment on the transaction.
To take part in the English language conference, simply dial five to ten minutes prior to the scheduled start time and download from the www.cgg.com website the presentation which will be used during the call
- International call-in (719) 457 2629
- US call-in                (800) 967 7140
Both conferences will be broadcast live on CGG’s website http://www.cgg.com/ and replays will be available a week later.
CAUTIONARY LANGUAGE REGARDING FORWARD LOOKING STATEMENTS
     This document contains or incorporates by reference statements regarding the proposed transaction between Veritas and CGG, and may contain or incorporate by reference statements regarding the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the proposed transaction and other statements about CGG’s management’s future expectations, beliefs, goals, plans or prospects that are based on current expectations and estimates about Veritas and CGG and the combined group, as well as Veritas’ and CGG’s and the combined group’s future performance and the industries in which Veritas and CGG operate and the combined group will operate, in addition to managements’ assumptions. Words such as “expects,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act, which are not statements of historical facts. These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess. Therefore, actual outcomes and results may differ materially from what is expressed or forecast in such forward-looking statements. These risks and uncertainties are based upon a number of important factors including, among others: the ability to consummate the proposed transaction; the failure of CGG shareholders to approve the issuance of CGG common shares for the merger or the failure of Veritas shareholders to adopt the merger agreement; difficulties and delays in obtaining regulatory approvals for the proposed transaction; the risks that synergies and cost savings from the merger may not be fully realized or take longer to realize than expected; potential difficulties in meeting conditions set forth in the merger agreement; changes in international economic and political conditions, and in particular in oil and gas prices; our ability to reduce costs; our ability to finance the cash portion of the merger consideration and our operations on acceptable terms; the timely development and acceptance of our new products and services; the effects of competition; political, legal and other developments in foreign countries; the timing and extent of changes in exchange rates for non-U.S. currencies and interest rates; the accuracy of our assessment of risks related to acquisitions, projects and contracts, and whether these risks materialize; our ability to integrate successfully the businesses or assets we acquire; our ability to sell our seismic data library; and our ability to access the debt and equity markets during the periods covered by the forward-looking statements, which will depend on general market conditions and on our credit ratings for our debt obligations.
Additional factors that may affect future results are contained in CGG’s and Veritas’ filings with the U.S. Securities and Exchange Commission (the “SEC”) and similar filings by Veritas with Canadian securities regulators. Except to the extent required under applicable laws and the rules and regulations of applicable securities regulators (including the SEC), neither CGG nor Veritas is under any obligation, and each expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statements, whether as a result of new information, future events, developments, changes in assumptions or otherwise.
IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC AND SECURITIES REGULATORS IN CANADA AND SUBMITTED TO THE APPROVAL OF THE AMF
     In connection with their proposed combination, CGG and Veritas intend to file relevant materials with the SEC and, in the case of Veritas, with Canadian securities regulators, including the filing by CGG of a Registration Statement on Form F-6 and a Registration Statement on Form F-4 (collectively, the “Registration Statements”), which will include a preliminary prospectus and related materials to register with the SEC the CGG American Depositary Shares (“ADSs”), as well as the CGG ordinary shares underlying such CGG ADSs, to be issued to holders of Veritas common shares and convertible debt, and Veritas and CGG plan to file with the SEC and with Canadian securities regulators and mail to their respective stockholders a proxy statement/prospectus relating to the proposed transaction. In connection with the proposed combination of CGG and Veritas and the admission to trading on Eurolist by Euronext Paris of the new CGG shares to be issued in exchange for Veritas common shares and convertible debt, CGG intends to submit a prospectus (the “French Prospectus”), comprised of CGG’s registration document (document de référence) and a note d’opération, to the approval (visa) of the French AMF. The Registration Statements, the joint proxy statement/prospectus and the French Prospectus will contain important information about CGG, Veritas, the proposed combination, certain risks and related matters. Investors and security holders are urged to read the Registration Statements, the proxy statement/prospectus and the French Prospectus (and any amendments or supplements to them) carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statements and the proxy statement/prospectus and other documents filed with the SEC by Veritas and CGG through the web site maintained by the SEC at www.sec.gov and through the website maintained by Canadian securities regulators at www.sedar.com, and the French Prospectus, subject to the approval (visa) by the AMF and when available, through the web site maintained by the AMF at www.amf-france.org. In addition, investors and security holders will be able to obtain free copies of the Registration Statements, the proxy statement/prospectus, and, subject to the approval (visa) by the AMF, the French Prospectus, when they become available from CGG by contacting invrel@cgg.com or by telephone at +33 1 64 47 38 31.
Veritas, CGG and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information regarding CGG’s directors and executive officers is available in CGG’s Form 20-F filed with the SEC on May 9, 2006 and in CGG’s registration document (document de référence) filed with the AMF on the same date. Information regarding Veritas directors and executive officers can be found in Veritas’ proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on October 28, 2005 and with the Canadian securities regulators on November 4, 2005, and its 2005 annual report on Form 10-K filed with the SEC on October 12, 2005 and with the Canadian securities regulators on October 18, 2005. These documents are available free of charge at the SEC’s web site at www.sec.gov and at www.sedar.com or at the AMF’s website at www.amf-france.org. In addition, investors and security holders will be able to obtain free copies of these documents from CGG by contacting invrel@cgg.com or by telephone at +33 1 64 47 38 31. Additional information regarding the interests of such potential participants in the transaction described herein will be included in the Registration Statements and proxy statement/prospectus described above and other relevant materials filed with the SEC and the Canadian securities regulators, when they become available.